United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name : Tan Lay Koon
Title : President & Chief Executive Officer Date : September 20, 2004

CORPORATE RELEASE

STATS CHIPPAC LTD. ANNOUNCES DELIVERY OF
REQUISITE CONSENTS AND EXTENSION OF CONSENT
DATE FOR THE TENDER OFFER AND CONSENT
SOLICITATION BY CHIPPAC INTERNATIONAL COMPANY
LIMITED FOR ANY AND ALL OF CHIPPAC
INTERNATIONAL’S 12 3/4% SENIOR SUBORDINATED NOTES

Singapore and United States — September 20, 2004 — STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly) announced today the extension of the Consent Date in connection with the previously announced tender offer and consent solicitation in respect of any and all of the outstanding 12 3/4% Senior Subordinated Notes due 2009 (CUSIP Nos. 169659 AC3 and 169659 AB5) (the “Notes”) issued by its indirect wholly owned subsidiary ChipPAC International Company Limited (“ChipPAC International”). The Consent Date has been extended from 11:59 p.m., New York City time, on Friday, September 17, 2004 to 5:00 p.m., New York City time, on Friday, September 24, 2004, unless such date is further extended in ChipPAC International’s sole discretion (as amended, the “Consent Date”). The tender offer will expire at 5:00 p.m., New York City time, on Monday, October 4, 2004, unless extended by ChipPAC International (the “Expiration Date”).

As of September 17, 2004, ChipPAC International has received valid tenders of Notes and deliveries of related consents from holders of approximately 62%, or $102,540,000 aggregate principal amount, of Notes outstanding. Accordingly, the requisite consents have been obtained authorizing the adoption of the proposed amendments to the indenture governing the Notes that would eliminate substantially all of the restrictive covenants and certain events of default in the indenture. If ChipPAC International accepts Notes validly tendered on or prior to the Expiration Date and not withdrawn on or prior to the Consent Date, ChipPAC International will execute a second supplemental indenture containing the proposed amendments that will become operative on the acceptance date.

The total consideration for each $1,000 principal amount of the Notes validly tendered on or prior to the Consent Date and accepted for payment pursuant to the tender offer will be $1,063.75. The total consideration will be the sum of a purchase price of $1,053.75 for each $1,000 principal amount of Notes tendered and accepted for payment pursuant to the tender offer (the “Purchase Price”) and a consent payment (the “Consent Payment”) of $10.00 for each $1,000 principal amount of Notes validly tendered prior to the Consent Date and not withdrawn. Holders whose valid tenders are received after the Consent Date, but prior to the Expiration Date, will receive only the Purchase Price. All payments will include accrued and unpaid interest on the principal amount tendered to, but not including, the payment date.

The terms of the tender offer and consent solicitation, except for the new Consent Date, are described in the Offer to Purchase and Consent Solicitation, dated September 3, 2004. This

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

announcement amends and supplements the Offer to Purchase Consent Solicitation solely with respect to the Consent Date. All other terms and conditions of the Offer to Purchase and Consent Solicitation Statement remain in full force and effect.

ChipPAC International has retained Deutsche Bank Securities Inc. to serve as Dealer Manager and Solicitation Agent for the tender offer and consent solicitation and has retained Global Bondholder Services Corporation to serve as Information Agent in the tender offer, consent solicitation and change of control offer. Requests for documents may be directed to Global Bondholder Services Corporation, by telephone at (866) 873-6300 (toll free). Questions regarding the tender offer and consent solicitation should be directed to Deutsche Bank Securities Inc. at (800) 553-2826 (toll free) or (212) 250-4270 (collect).

This press release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to any of the Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and Consent Solicitation Statement and related documents.

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions of fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, Korea, China, Malaysia, Taiwan and the United States, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are located in the Netherlands, China, Singapore, Japan, Taiwan, Korea, Malaysia and the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Singapore Contacts :

Elaine Ang
Manager, Investor Relations / Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : Elaine.Ang@STATSChipPAC.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : Drew.Davies@STATSChipPAC.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : Lisa.Lavin@STATSChipPAC.com

The Ruth Group David Pasquale — Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com	The Ruth Group Andrew Rodriguez Tel : (646) 536 7032 email : arodriguez@theruthgroup.com

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059